adidas

GROUP

RECEIVED

United States Securities
and Exchange Commission
Attn. Mr. Paul Dudek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

08000591

SUPPL

01.02.2008 adidas Salomon AG

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dudek,

in compliance with the above rule, please find attached the following statutory publications which are not published in that form on our website:

- Publication of Change of the No. of Voting Rights of January 31, 2008 through euro adhoc according to § 26a WpHG (Attachment No. 1)

If you need further information, please do not hesitate to contact me.

Kind regards,

Anja Smith

Attachments

PROCESSED
FEB 1 3 2008
THOMSON
FINANCIAL

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2466
F (+49) 9132 84-3219
anja.smith@adidas-Group.com

adidas®

GROUP

Rule 12g3-2(b) File No. 082-04278

euro adhoc: adidas AG / Release according to article 26a WpHG (Securities Trading Act) with the aim of a Europe-wide distribution

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Total number of voting rights announcement transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

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adidas AG hereby announces that at the end of the month January 2008 the number of voting rights amounts to a total of 203644960 voting rights. The change of total voting rights is effective as of 15.01.2008.

emitter:	adidas AG Adi-Dassler-Str. 1-2 D-91074 Herzogenaurach
phone:	+49 (0)9132 84-0
FAX:	+49 (0)9132 84-2241
mail:	investor.relations@adidas-Group.com
WWW:	http://www.adidas-Group.com
sector:	Recreational & Sports goods
ISIN:	DE0005003404, A0DMK03
indexes:	DAX, CDAX, HDAX, Prime All Share
stockmarkets:	regulated dealing/prime standard: Börse Frankfurt, free trade: Börse Berlin, Börse Hamburg, Börse Stuttgart, Börse Düsseldorf, Börse Hannover, Börse München
language:	English